WILMER CUTLER PICKERING HALE AND DORR LLP
                                100 light Street
                              Baltimore, MD 21202
                                  410-986-2820
                                  410-986-2828




May 26, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0303


Attention: Michele M. Anderson, Esq.
              Division of Corporation Finance

Re: Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund") Preliminary Consent Solicitation Statement on Schedule 14A
     File No. 0-17596

Dear Ladies and Gentlemen:

         Attached hereto for electronic filing on behalf of the Fund pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14A-101 thereunder, is Amendment No. 2 to the Fund's Preliminary Consent Solicitation Statement on Schedule 14A (the "Amendment").

         This letter responds to comments of the staff of the Commission transmitted by letter dated May 17, 2005 relating to the Fund's Revised Preliminary Consent Solicitation Statement on Schedule 14A filed April 28, 2005. For the staff's convenience, its comments are restated below, followed by the Fund's responses.

         The Sale, page 13

         Comment 1. We note your response to comment 14. Please provide expanded information pursuant to Item 1015(b)(6) with respect to the analysis provided by Mr. Cortese, particularly the procedures he followed and the bases and methods of arriving at his findings. In this regard, please provide more detail how Mr. Cortese valued the company's portfolio at approximately $45 million. Also indicate whether the Fund shared the results of Mr. Cortese's analysis with the Purchaser.

         Response. Item 1015(b)(6) of Regulation M-A requires disclosure of any report, opinion or appraisal from an outside party that is materially related to the transaction, including disclosure of the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from the subject company or affiliate, and any limitation imposed by the subject company or affiliate on

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the scope of the investigation.

         As revised, the section of the Solicitation Statement entitled "The Sale -- Negotiations Regarding the Facilities" discloses that Mr. Cortese valued the Facilities during a meeting with representatives of the Administrative General Partner on March 19, 2004. During this meeting, the representatives of the Administrative General Partner presented information to Mr. Cortese regarding the Facilities and the Fund's financial results through 2003 and asked Mr. Cortese to estimate the market value of the Facilities based upon such information and Mr. Cortese's knowledge and understanding of the market for skilled nursing facilities, particularly in the New Jersey, Maryland and North Carolina markets. The representatives of the Administrative General Partner did not impose any limitations on Mr. Cortese other than to request that Mr. Cortese provide his evaluation orally during the meeting. The revised Solicitation Statement specifies that Mr. Cortese considered a variety of factors including the age and location of the Facilities, the number of patient beds and occupancy rate for each Facility and the level of deferred capital expenditures at the portfolio of Facilities. Mr. Cortese considered valuation of the Facilities as a multiple of the Fund's net operating income and as a price per patient bed. Mr. Cortese estimated that the Facilities, as a portfolio, had a value in the range of $45,000,000. Furthermore, Mr. Cortese suggested that market conditions should permit the Fund to retain (or be paid for) a portion of its working capital. He advised that the market would allow the Fund to retain working capital in excess of a ratio of current assets to current liabilities equal to 1.2 to 1. Mr. Cortese also advised that Formation Capital had recently been very active in acquiring skilled nursing facilities and had a good track record with respect to closing such acquisitions. The representatives of the Administrative General Partner did not request and did not receive any written report from Mr. Cortese and did not pay Mr. Cortese any fee in connection with his valuation. The General Partners did not share the results of Mr. Cortese's analysis with the Purchaser. During the course of negotiations with the Purchaser, the General Partners rejected offers and made counteroffers reflecting their opinion of the value of the Facilities.

         Comment 2. Disclose the substance of the preliminary budget for 2005 that the Fund gave to the Purchaser or advise us why it is not material. Please note the staff's position that projections must generally be disclosed and are considered material when they are also provided to third parties.

         Response. Pursuant to Rule 101(c)(2) of Regulation S-T under the Exchange Act and 17 C.F.R. ss. 200.83 the Fund has provided to the staff summaries of the preliminary 2005 budget information previously provided to the Purchaser. As described in the revised Solicitation Statement, this information was part of a larger set of historical financial and operating information provided to the Purchaser. Given the fact that such preliminary information was based primarily upon historical results, was prepared during the second and third quarter of 2004 (approximately 6-12 months prior to unit holders' investment decision pursuant to the Solicitation Statement and prior to the availability of audited 2004 results), the fact that the preliminary budget information did not differ materially from 2004 results of operations, and the fact that audited financials for calendar year 2004 and interim financial information for the first quarter of 2005 are now available to Investors, the Fund believes that such information is not

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material to Investors in evaluating whether to approve the Proposals presented in the Solicitation Statement.

         Comment 3. Please quantify Mr. Robinson's aggregate offering price for the Fund's limited partnership interests. Expand to explain the basis for the General Partners' concerns with respect to his offer. Why were the General Partners concerned that the offer would be reduced following a due diligence examination or that the financing was not assured?

         Response. The section entitled "The Sale -- Negotiations Regarding the Facilities" has been revised to provide additional detail regarding the expression of interest from Mr. Robinson and the General Partners' assessment thereof. As described in the revised Solicitation Statement, Mr. Robinson presented a preliminary term sheet and proposed discussion points to the Fund. The preliminary term sheet expressly disclaimed being a binding offer. Mr. Robinson's proposal did not state an aggregate offering price, but was stated as "up to $21.50 per Unit" based upon the Fund's 2003 audited balance sheet and subject to adjustment to account for any changes between the 2003 audited balance sheet and the Fund's balance sheet as of the closing date. Notwithstanding, based upon 1,540,040 Units outstanding, the General Partners estimate that a transaction ultimately consummated pursuant to the proposed terms could have been worth as much as $33,110,860, although the General Partners can provide no assurances that Mr. Robinson would have ultimately entered into a contract upon the terms and conditions outlined in his proposed term sheet.

         The General Partners were not concerned that any specific fact or facts relating to Facilities would cause Mr. Robinson to reduce his offer price following completion of his due diligence review. Rather, it has been the General Partners' experience in the purchase and sale of commercial real estate and real estate-owning entities that preliminary offers made by potential purchasers prior to the completion of due diligence are frequently intended to serve as a starting point for negotiations and often are not reflective of the final purchase price. In the General Partners' experience, potential purchasers frequently seek to negotiate a final purchase price that is lower than such initial offer following the completion of their due diligence review. Rather, the General Partners believed that Mr. Robinson's preliminary offer represented a relatively high price designed to get the General Partners' "attention." The General Partners believed that Mr. Robinson would likely attempt to negotiate a lower final purchase price following his completion of due diligence.

         The revised Solicitation Statement details the General Partners' concerns with Mr. Robinson's offer such as the fact that it was subject to several substantial conditions including with respect to termination of the management agreements with Manager, lender consent to Mr. Robinson's assumption of the Fund's debt, and the Fund's guarantee of collectability of its accounts receivable. In addition, the General Partners considered the fact that Mr. Robinson was and individual with no apparent access to the amount of capital necessary to acquire the limited and general partner interests and no known history of success in acquiring skilled nursing facilities. Finally, the General Partners advised Mr. Robinson that any acquisition of the limited partner interests would require a tender directly offer to Investors of the Fund, which transaction Mr. Robinson did not undertake.


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         Comment 4. Please provide more detail why the General Partners chose the Purchaser's offer over Nexion's final offer. For example, discus the parties' abilities to finance the purchase price including why you believed that the Purchaser's financing was more certain than Nexion's. In addition, please explain why the General Partners were concerned that Nexion's offer might be reduced following a due diligence review. Address why these concerns outweighed the fact that Nexion offered a higher price than the Purchaser.

         Response. The section "The Sale -- Negotiations Regarding the Facilities" has been revised to provide more detail regarding the General Partners determination in December 2004 that it was not in the best interests of the Fund or its Investors to terminate the letter of intent with the Purchaser in order to pursue negotiations with Nexion in view of its December 20, 2004 offer. The revised Solicitation Statement describes the factors the General Partners considered in exercise of their business judgment, including the difference in purchase price between the two offers (including the likelihood of either offer being reduced), the costs associated with termination of the letter of intent and with the commencement of negotiations with Nexion, the fact that pursuing a Nexion transaction would require additional negotiations with the Manager regarding its right of first offer, and an evaluation of the abilities of the parties to finance and consummate the purchase of the Facilities relative to each other.

         Comment 5. Revise to provide an expanded description of the "financial and valuation analysis of the Fund" referenced on page 19 as requested in prior comments 14 and 15.

         Response. The Solicitation Statement has been revised in clarify that during February 2005 representatives of the General Partners, including its legal advisors, presented the material terms and conditions of the Purchase Agreement and the contemplated Transaction to the General Partners, and other information including the 2003 and 2004 financial statements, Mr. Cortese's valuation, the expected future capital expenditures, information regarding the lifespan of the facilities, the substantial uncertainty regarding Medicare and Medicaid reimbursement and the proposed Transaction all as described in the revised Solicitation Statement.

         The Liquidation, page 26

         Comment 6. We note various statements relating to your inability to provide any assurances regarding the amount that will be distributed to unit holders in the liquidation. Advise us whether you will resolicit consents in the event the distribution is materially less than the estimated $20 per unit, and if not, why. Can you at least provide a range of amounts by which the final distribution may be reduced?

         Response. The Solicitation Statement has been revised to indicate that, assuming approval of Investors, the General Partners currently believe that following consummation of the Sale approximately $20 to $21 per Unit will be available for distribution. The General Partners have committed to resolicit the consents of Investors in the event the distribution is less than $15 per Unit.


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         General Partners' Recommendation, page 30

         Comment 7. Please expand the second and third bullet points on page 31 to more thoroughly describe the nature of the information the General Partners considered. For example, disclose the specific comparable sales and secondary market prices that the General Partners considered.

         Response. The fourth bullet point under "General Partners' Recommendation" has been revised to clarify that the General Partners considered the items indicated above in response to Comment 5.

         Comment 8. We note your revisions in response to prior comment 8. Revise the last bullet on page 31 to acknowledge that a potential conflict of interest exists as a result of the management fees payable to the affiliate of the Development General Partner.

         Response. The bullet point has been revised to indicate that if Purchaser and Manager are successful in negotiating a management agreement or agreements, the Manager will receive management fees.

         Description of the Sale, page 15

         Comment 9. Revise the third bullet point on page 32 to indicate what consideration the General Partners gave to the fact that the units have traded at a level higher than the anticipated $20 per unit distribution amount, and as high as $21.50, as indicated on page 38.

         Response. The bullet point has been revised to indicate that the $20 to $21 per Unit the General Partners currently expect to be available for distribution upon the Liquidation exceeds the amounts that have been paid in the limited secondary market for Units, with the exception of a single transaction between Mr. Robinson and an affiliate or affiliates of Formation Capital, which the General Partners believe is not necessarily the value of the Units.

         Per the staff's request and pursuant to the Commission's recently published press release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses," the Fund notes that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the Commission from taking any action with respect to the filing and may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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         If you have any questions or comments, please do not hesitate to contact me at (410) 986-2820, or Sean Mulcahy of our office at (202) 663-6462.

                                       Very truly yours,

                                       /s/

                                       John B. Watkins